Exhibit 6
WARRANT WAIVER AGREEMENT
This WARRANT WAIVER AGREEMENT (the “Agreement”), dated as of June 29, 2009, is entered into by and among New Generation Biofuels Holdings, Inc., a Florida corporation (the “Company”), and the warrantholder (the “Warrantholder”, and together with the Company the “Parties”) identified on the signature page attached hereto.
RECITALS
WHEREAS, the Company issued the Warrantholder a warrant in March 2009 to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price of $0.90 per share (the “Existing Warrant”);
WHEREAS, section 3(c) of the Existing Warrant provides that if the Company issues additional warrants in a financing transaction within fifteen (15) months of the effective date of the Existing Warrant with an exercise price less than $0.90 per share, the Company will reduce the exercise price of the Existing Warrant to the price of the warrants in the subsequent financing transaction (but the number of shares subject to the Existing Warrant will not change) (the “Antidilution Provision”);
WHEREAS, section 13 of the Existing Warrant provides that the terms of the Existing Warrant may be amended or waived upon written consent of the Company and the Warrantholder;
WHEREAS, in consideration for the Warrantholder’s consent to waive the Antidilution Provision, the Company has agreed to issue to the Warrantholder an additional warrant to purchase 10% of the shares of common stock issuable under the Existing Warrant at an exercise price of $0.90 per share; and
WHEREAS, the Company and Warrantholder desire to amend the Existing Warrant to waive the Antidilution Provision, to provide for the issuance of the Additional Warrant (as defined herein) and to effect the releases and other provisions contemplated hereby.
NOW THEREFORE, for good and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Warrantholder agree as follows:
TERMS
1. WAIVER, RELEASE AND CONSENT
1.1 Waiver and Release by Warrantholder. Warrantholder, on behalf of itself and its representatives, hereby irrevocably, unconditionally and forever, as of June 29, 2009 (i) waives and relinquishes any rights granted to it or its representatives pursuant to section 3(c) of the Existing Warrant, and (ii) releases and discharges the Company and its respective representatives from any and all manner of claims, liabilities and obligations whatsoever, whether known or unknown, accrued or not accrued, direct or indirect, in law or equity, arising from or relating to section 3(c) of the Existing Warrant (the “Waiver”).

1.2 Consent of the Company. Pursuant to section 13 of the Existing Warrant, the Company hereby consents to the Waiver.
2. ISSUANCE OF ADDITIONAL WARRANT
2.1 In consideration for the Warrantholder’s consent to the Waiver, the Company hereby agrees to issue to the Warrantholder an additional warrant to purchase 10% of the number of shares of the Company’s Common Stock issuable under the Existing Warrant at an exercise price of $0.90 per share (the “Additional Warrant”). Any fractional shares shall be rounded down to the nearest whole share. Other than the elimination of section 3(c) and the date of issuance, the form, terms and conditions of the Additional Warrant shall be the same as the Existing Warrant.
3. MISCELLANEOUS.
4.1 Entire Agreement. This Agreement sets forth the entire agreement and supersedes any and all prior agreements of the Parties with respect to the transactions set forth herein.
4.2 Amendment, Waiver. No change, amendment or modification of any provision of this Agreement shall be valid unless set forth in a written instrument signed by the Parties, and no waiver of any provision of this Agreement shall be valid unless set forth in a written instrument signed by the Party subject to enforcement of such waiver.
4.3 Governing Law. The validity, construction and interpretation of this Agreement shall be governed by the laws of the State of New York, excluding any otherwise applicable rules of conflict that would cause the laws of another jurisdiction to apply.
4.4 Further Assurances. Each Party shall take such action (including, the execution, acknowledgment and delivery of documents) as may reasonably be requested by any other Party for the implementation or continuing performance of this Agreement.
4.5 Construction; Severability. In the event that any provision of this Agreement conflicts with the law under which this Agreement is construed or if any such provision is held invalid by a court with jurisdiction over the parties to this Agreement, (i) such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the parties in accordance with applicable law, and (ii) the remaining terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect.
4.8 Section Headings. The section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
4.9 Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Party.
4.10 Counterparts; Facsimile. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. This Agreement, and written amendments hereto, may be executed by facsimile.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

NEW GENERATION BIOFUELS HOLDINGS, INC.
By:	/s/ Cary J. Clairborne
	Name:	Cary J. Claiborne
	Title:	President, Chief Executive Officer and Chief Financial Officer

WARRANTHOLDER: 2020 ENERGY, LLC
By:	/s/ Abraham Jacobi
	Name:	Abraham Jacobi
	Title:	Manager